EXHIBIT 21.1
SUBSIDIARIES OF REGISTRANT

Covansys (Mauritius) Limited	Mauritius
CBSI Financial Services Corporation	Michigan
Covansys Luxembourg	Luxembourg
Covansys (India) Private Limited	India
Covansys Belgium N.V.	Belgium
Covansys Canada, Inc.	Canada
E-Business Solutions.com, Inc.	Delaware
Covansys (Asia Pacific) Pte Ltd	Singapore
Covansys Deutschland GmbH	Germany
Covansys Netherlands B.V.	Netherlands
Covansys UK Limited	UK
Covansys S.r.l.	Italy
Covansys S.L.	Spain
PDA Software Services, Inc.	Delaware
OZ Acquisition Corporation	Michigan
Claremont Retirement Technologies, Inc.	Ohio
Convansys Consulting Services Corporation	Michigan
SCS Acquisition Corporation	Michigan
Fortune Infotech Limited	India
Technology Service Partners, Inc.	Florida
Covansys Software Technology (Shanghai) Company Ltd.	China